RELEVANT INFORMATION

2024 Results FIRST QUARTER

MAINTAINING COMPETITIVENESS AND PROFITABILITY

ecopetrol

(+22 Kboed vs 1Q23)
741
735
676
692
719
51
61
98
83
82
38.9
32.5
31.3
COP Trillion
15.1
5.3
0.1
17.2
8.2
3.1
15.9
6.6
17.8
5.7
14.2
4.0
1Q20
1Q21
1Q22
1Q23
1Q24

	1Q20	1Q21	1Q22	1Q23	1Q24
ROACE	12%	6%	15%	18%	11%
EBITDA MARGIN	35%	48%	49%	46%	45%

Figures in billions of dollars
8.2
3.7
1.2
8.0
3.6
1.0
1Q23
1Q24

Average exchange rate: 4,760 → 3,915 (-845)

● Revenues ● EBITDA ● Net income — Production (kboed) — Brent USD/BL

14% annual dividend yield COP $312 per share declared in 2024.

72% decrease in FEPC* accumulation vs 1Q23. Collection of 7.8 COP T in April.

* Fuel Price Stabilization Fund

Investment execution in line with the established target for the year (COP 23-27 trillion)*

Excluding Inorganic investments

Low-Emission Solutions 1Q24

Natural gas and LPG*

23%
Market Share

Resilience against "El Niño" phenomenon

*Includes natural gas and Liquefied Petroleum Gas

Hydrocarbons 1Q24

Production
We have increased our production target for this year
730-735
Kboed

Transport
1,118
Kbd
(+28 Kbd vs 1Q23)

Refining
428
Kbd
(+16 Kbd vs 1Q23)

Exploration
- Exploratory success in Arauca-8
- Commercial feasibility of the Arrecife gas field (Hocol)
- Piedemonte Norte gas exploration agreement (50% ECP)

Transmission and Toll Roads 1Q24

Projects awarded

Panama: rehabilitation and maintenance of 246 km of the Panamerican Highway East

Colombia: Design, construction, operation and maintenance of 2 projects (COP 150 Billions)

Committed investments up to 2030: 29.4 T

16% Contribution to the Ecopetrol Group´s EBITDA

Advancing towards energy transition during 1Q24

April: Opening of Solar Farm in Cartagena with capacity of
22.1
MW

Tranfers to the Nation
COP 7.2 T
1Q24

Water Reused of
80%
the total water required for our operations

11.26
Petajoules
of energy efficiency improvements 2018-1Q24. on track to reach the goal of 25 PJ by 2030.

Social investments
COP 65.8 B
1Q24

1.54
MtCO2e
GHG* lowered 2020- 1Q24
*Greenhouse Gas emissions

Contact information investors@ecopetrol.com.co

We began 2024 with outcomes that highlight our operational prowess and our initiatives to achieve a fair energy transition.

During the 1Q24, we navigated an environment impacted by exogenous variables, with increased energy costs, inflationary pressures, the revaluation of the Colombian peso, and lower prices for refined products. Despite these challenges, the Ecopetrol Group was able to maintain operational resilience thanks to market diversification, efficiency maximization, and the application of planning, optimization, and cost-saving measures in our operations, thus achieving favorable results and generating a competitive level of profitability in the industry.

For the first quarter of the year, we recorded COP 31.3 trillion in revenue, an EBITDA of COP 14.2 trillion, a net profit of COP 4.0 trillion, an EBITDA margin of 45% in line with the average of the last 8 years, and a ROACE of 11%.

Regarding the Fuel Price Stabilization Fund, it is worth noting the sustained decrease in the pace of accumulation of the accounts receivable, which has been consistently decreasing each year until reaching a decrease of 72% in the first quarter of 2024, compared to the same period in 2023.

In the Hydrocarbons business line, we highlight the strength of our traditional business with the increase in volumes compared to 1Q23, closing the quarter's production at 741 kboed   (+22 kboed as compared to 1Q23), transported volumes of 1,118 kbd (+28 kbd as compared to 1Q23) and refining throughputs at 428 kbd (+16 kbd as compared to 1Q23), with the operational availability of our refineries at 96% on par with the best refineries in Latin America. Notable strategic achievements for the period include the commercial viability of the Arrecife gas field in the Cordoba department and the signing of the Piedemonte Norte gas exploration agreement with Parex, which enhances the nation's gas supply. This allows us to announce an increase in our production target for 2024, to a range between 730 and 735 Kboed from a target of 725 to 730 Kboed announced in our 2024 financial plan.

In addition to these results, strong commercial management allowed us to capitalize on the market's margins and opportunities, achieving an improvement of USD 4.4 per barrel in the crude basket differential.

We highlight the successful sale of 16.7 million barrels of crude oil and products by Ecopetrol US Trading, our commercial subsidiary in Houston, which generated an EBITDA of USD 37.1 million and a net profit of USD 28.5 million in the 1Q24. In addition, we emphasize the notable decarbonization strategy through the carbon trading desk and in the refined products segment, the execution of the strategy to ensure diesel supply to the thermal sector for energy generation during the El Niño phenomenon.

In the Low-Emission Solutions business line, natural gas and liquified petroleum gas (“LPG”) accounted for 23.2% of the overall production during 1Q24. Regarding renewable energy, we point out the launch of the first solar farm in a refinery in Latin America, located in Cartagena, with a capacity of 22.1 MW, making it the first solar farm in a refinery in Latin America.

Also, during this quarter, in the Transmission and Toll Roads business line, Interconexión Eléctrica S.A. (“ISA”) was awarded six expansions of the transmission networks and two connection contracts in Brazil. Additionally, ISA was awarded the design, construction, operation and maintenance of two projects in Colombia.

We would like to draw attention to the following technology, environment, social and governance (“TESG”) results:

In the environmental component, we lowered greenhouse gas emissions by 50.3 thousand tons of CO2e during the quarter, accumulating 1.54 million metric tons of CO2e since 2020. In 1Q24, we utilized 39.6 million cubic meters of recycled water for our activities, representing a 7% increase compared to 1Q23 and equivalent to 80% of the total water required for our operations. Additionally, we emphasize the launch of Ecopetrol Group's new Circular Economy model, which enables our goals in energy transition, net-zero carbon emissions, reduction of water footprint, and the closing of material and waste cycles.

In the social dimension, we invested COP 65.8 billion in the Sustainable Territorial Development Portfolio during the quarter. We highlight the completion of 50 projects under the works-in-lieu-of-taxes mechanism since 2018.

In corporate governance, during the 1Q24 we highlight the holding of the General Shareholder’s Meeting where new members of the Board of Directors were elected. These members, with

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diversity in age, gender, and experience, aim to safeguard the company's traditional business while reaffirming their commitment to advancing towards a fair and responsible energy transition. In April, we filed the corresponding Form 20-F for the year 2023 with the Security Exchange Commission, wherein our Board of Directors reaffirmed its commitment to the 2040 strategy.

Under the innovation and technology agenda, participation in the Tenth Antarctic Expedition came to an end under the terms of the Ecopetrol-National Navy agreement. During the expedition, gas measurements and particulate matter sampling were conducted, and the collected data will be utilized in studies on the production of offshore energy from renewable sources.

Ecopetrol's priority for the upcoming quarters of 2024 will continue to be caring for our workers, upholding TESG, and demonstrating our commitment to ethics and transparency. We will continue to make decisive progress in our goal of advancing the transition to low-emission energies while guaranteeing Colombia's energy security and generating sustainable value for all our stakeholders.

Ricardo Roa Barragan

President, Ecopetrol S.A.

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Bogotá D.C., May 7, 2024, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) ("Ecopetrol”, the “Company”, the “Ecopetrol Group”, or the “Group”) announced today the financial results of the Ecopetrol Group for the first quarter of 2024, prepared in accordance with International Financial Reporting Standards applicable in Colombia.

In 1Q24, the Ecopetrol Group generated a net income of COP 4.0 trillion, EBITDA of COP 14.2 trillion with an EBITDA margin of 45%. These results were leveraged on outstanding operating performance and the positive effect of improved crude oil spreads. However, quarterly results were affected by i) exogenous factors such as a lower average exchange rate, inflationary effects, and the "El Niño" phenomenon, which affected revenue, costs, and expenses, as well as ii) narrower product spreads.

Table 1: Financial Summary Income Statement – Ecopetrol Group

Billion (COP)	1Q 2024	1Q 2023	∆ ($)	∆ (%)
Total sales	31,302	38,854	(7,552)	(19.4%)
Depreciation and amortization	3,452	3,009	443	14.7%
Variable cost	10,821	15,348	(4,527)	(29.5%)
Fixed cost	4,790	4,422	368	8.3%
Cost of sales	19,063	22,779	(3,716)	(16.3%)
Gross income	12,239	16,075	(3,836)	(23.9%)
Operating and exploratory expenses	2,437	2,354	83	3.5%
Operating income	9,802	13,721	(3,919)	(28.6%)
Financial income (loss), net	(2,002)	(1,506)	(496)	32.9%
Share of profit of companies	197	342	(145)	(42.4%)
Income before income tax	7,997	12,557	(4,560)	(36.3%)
Income tax	(2,921)	(5,593)	2,672	(47.8%)
Net income consolidated	5,076	6,964	(1,888)	(27.1%)
Non-controlling interest	(1,064)	(1,304)	240	(18.4%)
Net income attributable to owners of Ecopetrol	4,012	5,660	(1,648)	(29.1%)

EBITDA	14,238	17,842	(3,604)	(20.2%)
EBITDA Margin	45.5%	45.9%	-	(0.4%)

The financial information included in this report has not yet to be audited. It is expressed in billions or trillions of Colombian pesos (COP) or US dollars (USD), or thousands of barrels of oil equivalent per day (kboed) or tons, as noted. Certain figures in this report were rounded to the nearest decimal place for presentation purposes.

Forward-looking statements: This release contains statements that may be considered forward-looking statements concerning Ecopetrol’s business, operational and financial results, and prospects for growth. These are forward-looking statements and, as such, are based solely on management's expectations regarding Ecopetrol's future and its ongoing access to capital to fund Ecopetrol’s business plan. Such forward-looking statements depend primarily on changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and the industry, to mention a few. Therefore, they are subject to change without notice.

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